March 30, 2009
Securities and Exchange Commission Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Triple-S Management
Corporation (the Company) and, under the date of March 18, 2009, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2008 and 2007, and the
effectiveness of internal control over financial reporting as of
December 31, 2008. On March 18, 2009, we completed our audit and the auditor-client relationship ceased. We have read the Company’s statements included under Item 4.01 of its Form 8-K/A dated March 30,
2009, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in the first paragraph (except for the third and final sentences of that paragraph), the penultimate sentence of the fifth paragraph, or the sixth paragraph.

Very truly yours, /s/ KPMG LLP